[LETTERHEAD OF SEWARD & KISSEL LLP]

Gary J. Wolfe
   Partner
212 574 1223

                                              November 15, 2004

Katherine Hsu, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549

                    Re:  Top Tankers, Inc.
                         Reg No. 333-119806
                         ------------------

Dear Ms. Hsu:

          You have inquired as to the filing by Top Tankers, Inc. (the "Company") of an opinion of counsel by way of a post-effective amendment to the captioned registration statement.

          I have checked, and have confirmed that the failure to file an opinion of counsel pre-effectiveness was inadvertent. I was under the impression that our legal opinion had been filed pre-effectiveness, but the form of legal opinion contained Marshall Islands disclaimers that we had previously agreed with Michael Pressman of the Staff in an earlier transaction not to include. Even though the registration statement had not been reviewed, I was of the view that we should file an opinion in the proper form.

          Accordingly, we drafted what I thought was a second legal opinion without the disclaimers and filed it post-effectiveness. That legal opinion covers the due authorization of the shares that were issued pursuant to the registration statement, and I confirm that the opinion relates to the time of effectiveness of the registration statement.

          To the extent the Staff believes that a clarification shall be filed, we are happy to do so.

          Please contact me with any questions.

                                        Sincerely yours,


                                        Gary J. Wolfe

23116.0001 #526500